Exhibit 99.1

Maris-Tech Achieves AS9100D Certification, Expanding Access to Global Defense and Aerospace Markets

Certification qualifies Maris-Tech to participate as a prime contractor in defense and aerospace programs in Israel and internationally

Rehovot, Israel, Aug. 14, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a provider of advanced defense technology solutions, today announced that it has achieved AS9100D certification, the internationally recognized quality management standard for the aviation, space, and defense industries. The certification represents an important step in Maris-Tech’s continued expansion as a supplier and prime contractor in the global defense and aerospace markets. AS9100D certification is commonly required by major defense and aerospace organizations as a condition for supplier qualification and is also a mandatory threshold for participation in many government defense and aerospace tenders.

By achieving the certification, Maris-Tech is eligible to pursue additional programs as a prime contractor, both in Israel and internationally, including tenders for which AS9100D certification is a mandatory requirement.

“This certification expands the range of programs in which Maris-Tech can participate directly,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Achieving AS9100D certification required a significant company-wide effort to align our processes with the requirements of the aerospace and defense industries. It complements the steps we have already taken to strengthen our capabilities as a prime contractor and provides access to opportunities for which this certification is a prerequisite.”

AS9100D certification builds on the ISO 9001:2015 quality management framework with additional requirements specific to aviation, space, and defense organizations, including requirements relating to operational risk management, product safety, and counterfeit parts prevention.

Maris-Tech’s certification covers the development, design, manufacturing, assembly, integration, and marketing of video and artificial intelligence (“AI”) edge computing systems.

The achievement follows Maris-Tech’s announcement in June 2026 that it had been awarded a government defense contract as prime contractor, and reflects the Company’s broader strategy of expanding its role from a technology and subsystem provider to direct participation in larger defense programs.

The certification was issued by NSF International Strategic Registrations (NSF-ISR) and is valid through August 10, 2029.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”, “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing its ability to participate in and compete for additional defense and aerospace programs and tenders, opportunities that may become available to the Company as a result of the AS9100D certification, and the Company’s broader strategy of expanding its role from a technology and subsystem provider to direct participation in larger defense programs. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com